May 10, 2006	Michael S. Kagnoff
michael.kagnoff@hellerehrman.com
Direct 858-450-5729
Direct Fax 858-587-5929
Main +1.858.450.8400
Fax +1.858.450.8499

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Jeffrey P. Riedler, Assistant Director
Mr. Gregory S. Belliston

Re:                               iVOW, Inc.
Schedule 14A
Filed April 20, 2006
File No. 0-27610

Mr. Riedler:

Enclosed for filing on behalf of iVOW, Inc. (the “Company”) is Amendment No. 2 (the “Amendment”) to the above-referenced Schedule 14A, originally filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2006 (the “Proxy Statement”). This Amendment reflects changes made in response to your letter dated May 9, 2006, regarding the Proxy Statement (the “Staff Letter”). The comment contained in the Staff Letter is reproduced in bold and italics below, and the response to the comment follows.

Certain Significant Stockholders, page 8

1.                                      We note your response to comment 3, and we reissue the comment in part. You should disclose each significant shareholder’s potential beneficial ownership after exercising their warrants, both as a number of shares and as a percentage of shares outstanding. Please note that if you provide this information in the Ownership of Securities” table on page 35, it should be in a new, additional column since the information currently included in that table is required by Item 6(d) of Schedule 14A .

The Company has revised the Proxy Statement as requested to disclose each significant shareholder’s potential beneficial ownership after exercising their warrants, both as a number of shares and as a percentage of shares outstanding as follows:

Heller Ehrman LLP   4350 La Jolla Village Drive, 7th Floor   San Diego, CA  92122-1246   www.hellerehrman.com

Anchorage     Beijing      Hong Kong      Los Angeles      Madison, WI      New York      San Diego      San Francisco      Seattle

Silicon Valley     Singapore      Washington, D.C.

Certain Significant Stockholders May Exercise Additional Control. If our 5% and greater stockholders exercise their New Warrants, the voting power they control will increase from approximately 33.4% to as much as 53.6% in the event that no other holders exercise their New Warrants. This increase in voting power would provide our 5% and greater stockholders with even greater control of our Company. Such investors may be able to effect the outcome of matters brought before the stockholders, including a vote for the election of directors, the approval of mergers, acquisitions and other business combination transactions. The approximate respective potential ownership percentages of our existing 5% and greater stockholders following the assumed exercise of their New Warrants is as follows:

Name of 5% or Greater Stockholder	Number of Shares Currently Owned	Percentage Currently Owned (1)	Number of Shares Owned Post Exercise of New Warrants	Percentage Beneficially Owned Post Exercise(1)
MedCap Partners L.P.(2)	454,270	17.1%	815,413	26.9%
Whalehaven Capital Fund Limited	186,087	7.0%	323,778	11.5%
C. Glen Dugdale(3)	138,000	5.2%	225,550	8.2%
Scott R. Pancoast	109,335	4.1%	191,878	7.0%
All 5% and Greater Stockholders as a Group (4 stockholders)	887,692	33.4%	1,556,619	53.6%

(1)           Percentage ownership is calculated based on 2,665,996 shares of common stock outstanding on March 31, 2006. Shares of common stock that would be subject to New Warrants are deemed outstanding for computing the percentage of the person or group holding such warrants in the post-exercise column, but are not deemed outstanding for computing the percentage of any other person or group.

(2)           Includes shares and warrants beneficially owned by MedCap Partners L.P. and  MedCap Master Fund, L.P. C. Fred Toney, one of our directors, is a Managing Member of MedCap Management & Research LLC, which is the General Partner of MedCap Partners L.P. Mr. Toney disclaims beneficial ownership of the shares owned by these entities, except to the extent of his proportionate pecuniary interest therein.

(3)           Includes shares and warrants owned by C. Glen Dugdale, C Glen Dugdale Tr M B Dugdale Marital Trust UA 07/19/03, C Glen Dugdale + Joan Dugdale Jt Ten, Beadenkopf/Dugdale Trust UA 2/10/56 Fbo C Glen Dugdale, C Glen Dugdale TR Beadenkopf/Dugdale Trust UA 02/10/56, Joan O Dugdale, C Glen Dugdale Tr Martha B Dugdale Generation Skipping Trust UA 03/25/91, Matthew J Yaahovian Tr C G & J O Dugdale Charitable Remainder Trust UA 01/17/96, C Glen Dugdale Tr Martha B Dugdale Generation Skipping Trust UA 03/25/91, Joan O Dugdale - IRA, Glen Dugdale - IRA, Glen Dugdale, Matthew J Yaahovian Tr C G & J O Dugdale Charitable Remainder Trust UA 01/17/96.

Additionally, through this letter the Company verifies and confirms:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter or the Amendment, please do not hesitate to contact me.

Very truly yours,

/s/ Michael S. Kagnoff
Michael S. Kagnoff